PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD

KLONDEX MIDAS OPERATIONS
KEN SNYDER MINE
KLONDEX

2014

FINANCIAL STATEMENTS & NOTES

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of Canadian dollars)

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PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Management’s responsibility for financial reporting

These consolidated financial statements have been prepared by the management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments based on currently available information. A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. Management conducts ongoing reviews of these controls and reports on their findings to the Audit Committee.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board of Directors for approval.

The Company’s independent auditors conduct their audits in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

Paul Huet (sgd.),	Barry Dahl (sgd.),
President and Chief Executive Officer	Chief Financial Officer

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PURSUING A DREAM • BUILDING A LEGACY

March 25, 2015

Independent Auditor’s Report

To the Shareholders of Klondex Mines Ltd.

We have audited the accompanying consolidated financial statements of Klondex Mines Ltd., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C3S7
T : +1 604 806 7000, F : +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Klondex Mines Ltd. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2014	2013
Assets
Current assets
Cash	$52,770	$13,509
Receivables (note 5)	3,807	49
Inventories (note 6)	25,079	-
Prepaid expenses and other (note 7)	4,771	273
	86,427	13,831
Mineral properties, plant and equipment (note 8)	187,665	2,154
Exploration and evaluation assets (note 8)	-	93,421
Reclamation bonds (note 9)	21,808	446
Deferred tax asset (note 16)	306	-
Total assets	$296,206	$109,852
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	$13,611	$6,459
Income taxes payable (note 16)	1,370	-
Obligations under gold purchase agreement, current (note 12)	10,278	-
Loans payable, current (note 13)	3,664	7,000
Derivative liability related to gold supply agreement, current (note 14)	1,495	-
	30,418	13,459
Obligations under gold purchase agreement (note 12)	23,618	-
Loans payable (note 13)	18,613	-
Derivative liability related to gold supply agreement (note 14)	3,578	8,763
Decommissioning provision (note 15)	21,442	1,194
Deferred tax liability (note 16)	5,978	-
Total liabilities	103,647	23,416
Shareholders' Equity
Share capital (note 17)	184,292	111,596
Contributed surplus (note 17)	24,822	14,545
Deficit	(25,650)	(43,951)
Accumulated other comprehensive income	9,095	4,246
Total shareholders' equity	192,559	86,436
Total liabilities and shareholders' equity	$296,206	$109,852

See Contingencies (note 24)
Approved on behalf of the Board of Directors:

Paul Huet (sgd.), Director	James Haggarty (sgd.), Director

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KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Consolidated Statements of Income (Loss)
For the years ended December 31, 2014 and 2013
(Expressed in thousands of Canadian dollars, except for share amounts)

	December 31,	December 31,
	2014	2013

Revenues	$121,693	$-
Cost of sales
Production costs	59,985	-
Depreciation and depletion	25,664	-
Gross profit	36,044	-
General and administrative expenses	9,953	4,614
Income (loss) from operations	26,091	(4,614)
Business acquisition costs (note 4)	(2,257)	(804)
Gain (loss) on change in fair value of derivative (note 14)	3,671	(8,763)
Finance charges (note 18)	(9,683)	-
Foreign currency gain (note 19)	8,973	60
Other expenses	(845)	-
Income (loss) before tax	25,950	(14,121)
Income tax expense (note 16)	7,649	-
Net income (loss)	$18,301	$(14,121)

Net income (loss) per share
Basic	$0.16	$(0.21)
Diluted	$0.16	$(0.21)

Weighted average number of shares outstanding (note 20)
Basic	115,481,622	66,240,800
Diluted	117,909,471	66,240,800

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KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2014 and 2013
(Expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2014	2013
Net income (loss)	$18,301	$(14,121)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation	4,849	5,473
Unrealized loss on marketable securities	-	(5)
Impairment of marketable securities	-	20
	4,849	5,488
Comprehensive income (loss)	$23,150	$(8,633)

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KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2013
(Expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2014	2013
Cash provided by (used in) operating activities
Income (loss) for the year	$18,301	$(14,121)
Items not involving cash
Depreciation, depletion and amortization	25,664	63
Change in fair value of derivative	(3,690)	8,763
Finance charges	9,174	-
Unrealized foreign exchange losses (gains)	(8,973)	(33)
Write-off of marketable securities	-	20
Deferred tax expense	6,278	-
Share-based compensation	3,310	1,174
Accretion on decommission provision	509	16
Deliveries under gold purchase agreement	(9,702)	-
	40,871	(4,118)
Changes in non-cash working capital
Receivables	(248)	(32)
Inventories	(14,670)	-
Prepaid expenses	(1,470)	(11)
Accounts payable and accrued liabilities	9,220	1,037
Income taxes payable	1,371	-
Income taxes paid	(1,988)
Net cash provided by (used in) operating activities	33,086	(3,124)

Cash provided by (used in) investing activities
Cash paid for acquisition of Midas	(63,670)	-
Expenditures on mineral properties, plant and equipment	(33,214)	(24,915)
Proceeds from sale of mineralized material	3,025	8,428
Cash payments for reclamation bonds	(31,302)	-
Reclamation bond recovered, net	7,642	1,146
Interest received	67	-
Net cash used in investing activities	(117,452)	(15,341)

Cash provided by (used in) financing activities
Issuance of share capital, net	71,075	19,284
Proceeds under gold purchase agreement, net	35,982	-
Proceeds from gold royalty advance	1,367	-
Proceeds from debt, net	23,109	6,952
Repayment of debt	(7,000)	(12,262)
Interest paid	(2,722)	(283)
Net cash provided by (used in) financing activities	121,811	13,691
Effect of foreign exchange on cash balances	1,816	234
Net increase (decrease) in cash	39,261	(4,540)
Cash, beginning of year	13,509	18,049
Cash, end of year	$52,770	$13,509

See supplemental cash flow information (note 21)

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KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2014	2013
Issued share capital
Balance at beginning of year	$111,596	$92,086
Common shares issued, net of issuance costs	55,405	17,972
Shares issued for executive compensation	410	78
Stock options exercised	873	167
Warrants exercised	16,008	1,293
Balance at end of year	184,292	111,596

Contributed surplus
Balance at beginning of year	14,545	13,257
Subscription receipts	507	-
Warrants issued on senior debt	1,754	341
Warrants issued on Midas acquisition	6,500	-
Stock options exercised	(274)	(61)
Warrants exercised	(1,110)	(246)
Share based compensation	2,900	1,254
Balance at end of year	24,822	14,545

Deficit
Balance at beginning of year	(43,951)	(29,830)
Income (loss) for the year	18,301	(14,121)
Balance at end of year	(25,650)	(43,951)

Accumulated other comprehensive income (loss)
Balance at beginning of year	4,246	(1,242)
Reallocation of AOCI on marketable securities	-	20
Unrealized loss on marketable securities	-	(5)
Exchange rate differences on translation from functional to presentation currency	4,849	5,473
Balance at end of year	9,095	4,246
Total shareholders’ equity	$192,559	$86,436

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PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.	Nature of Operations

Klondex Mines Ltd. (the “Company“) is in the business of acquiring, owning, exploiting, and evaluating mineral properties, and developing these properties further or disposing of them when the evaluation is complete. The Company has interests in the Fire Creek project (the “Fire Creek Project” or “Fire Creek”) and the Midas mine and ore milling facility (collectively “Midas Mine” or “Midas”), as well as other properties, all located in the State of Nevada, USA.

The Company was incorporated on August 25, 1971 under the laws at British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “KDX”.

The Company’s registered office is 1055 West Hastings Street, Suite 2200, Vancouver, BC, Canada V6E 2E9.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are expressed in Canadian dollars and include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, which are wholly owned, are 0985472 B.C.

Ltd, and its United States (“U.S.”) subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold and Silver Mining Company, Klondex Midas Holding Limited and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

The Company has determined that the functional currency of its Canadian companies is the Canadian dollar and the functional currency of its U.S. subsidiaries is the U.S. dollar (“US$”).

Certain amounts at December 31, 2013 have been reclassified to conform to presentation at December 31, 2014.

The financial statements were authorized for issue by the Company’s board of directors on March 25, 2015.

Principles of consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as constituted above. All inter-company transactions have been eliminated.

Cash

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash and are subject to an insignificant risk of change in value. Restricted cash balances are excluded from cash and cash equivalents, and are classified as either current or non -current assets, based upon the expiration date of the restriction.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Mineral properties and property and equipment

Mineral properties and property and equipment are carried at cost, less accumulated depletion or depreciation and accumulated impairment losses, if any. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The cost of major overhauls of parts of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depletion

Mineral properties are depleted using the units-of-production method. Depletion is determined each period using a factor of gold equivalent ounces mined over the asset’s estimated recoverable resources.

Depreciation

Depreciation on property and equipment is calculated using the straight-line method based on the asset’s expected useful lives. The expected useful lives by asset category are below:

Asset Category	Useful life
Computers and software	3 to 5 years
Equipment	5 to 10 years
Furniture & fixtures	3 to 5 years
Vehicles	3 to 5 years
Milling facilities	10 years

Exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities, are capitalized to exploration and evaluation assets. Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential. Once a commercially viable and technically feasible resource has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to mineral property, plant and equipment. Subsequent recovery of the resulting carrying value depends on successful development of the project. If the project is put into production, the costs of acquisition and exploration will be amortized over the life of the mineral property, using the units of production method. If a project does not prove viable, unrecoverable costs associated with the project are written off.

The determination of a commercially viable and technically feasible resource is assessed based on a combination of factors including:

•	the extent to which mineral resources have been identified through a feasibility study or similar document;
•	the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	the status of environmental permits; and,
•	the status of mining leases or permits.

Proceeds from the sale of mineralized material during the exploration and evaluation stage are offset against the capitalized costs of the related project area.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Impairment of long-lived assets

At each reporting date, the Company reviews its long-lived assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The recoverable amount is determined as the higher of fair value less direct costs of disposal (“FVLCD”) and the asset’s value in use. FVLCD is the amount that would be obtained from the sale of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties, less the costs of disposal. For mineral assets, when a binding sale agreement is not readily available, FVLCD is often estimated using a discounted cash flow approach. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves or resources, future commodity prices and future operating, capital and reclamation costs. The discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset. Determining the discount rate includes appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the statement of income (loss).

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment charge subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion, or amortization) had no impairment loss been recognized for the asset in prior years. A reversal of impairment is recognized as a gain in the statement of income (loss).

Decommissioning provision

The Company records a liability based on management’s estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate and the liability is recognized at the time environmental disturbance occurs. The resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows, based on engineering and environmental reports prepared by third party industry specialists, discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. The provision is reviewed at each balance sheet date for changes to obligations, discount rates or lives of operations.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Current and deferred income tax expense or benefit are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income tax expense or benefit are also recognized in other comprehensive income or directly in equity.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other directly related share issue costs arising on the issue of the Company’s shares are charged directly to share capital.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants.

Share-based payments

The Company accounts for stock options granted to directors, officers, employees and nonemployees at fair value. The fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and share-based payments are accrued and charged to operations over the vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital.

The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to available information.

Income (loss) per share

Basic income (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

The Company uses the treasury stock method of calculating diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Foreign currency translation

The functional currency of the parent Company and each of its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in

Canadian dollars which is the parent company’s functional and presentation currency. The functional currency of the

Company’s Canadian subsidiary is the Canadian dollar and the functional currency of its U.S. subsidiaries is the US dollar.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Parent and Subsidiary Companies (Group)

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

Assets and liabilities of entities that have a functional currency different from the presentation currency are translated into the presentation currency at the period-end rates of exchange, and the results of their operations are translated into the presentation currency at average rates of exchange for the period. The resulting exchange differences are recognized in accumulated other comprehensive loss in shareholders' equity.

Financial instruments

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following categories: available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Regular way purchases and sales of FVTPL financial assets are accounted for at trade date, as opposed to settlement date.

Financial assets classified as loans and receivables are measured at amortized cost. The Company’s cash, receivables, and reclamation bonds are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are significant or prolonged.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable, due to related parties, loans payable and obligations under gold purchase agreement are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through profit and loss.

Derivatives

Financial assets and liabilities classified as derivatives include financial instruments that do not qualify as hedges. Derivatives are measured at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of income (loss) in the period of valuation. See notes 14 and 23.

Fair Value

The Company measures financial instruments, such as derivatives, at fair value at each balance sheet date. The fair values of financial instruments measured at amortized cost are disclosed in Note 23. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value

New accounting policies

The accounting policies used in the consolidated financial statements are consistent with those of the previous year, except as described below.

The Company adopted new accounting policies as described below because of the transition of the Fire Creek Project to the bulk-sample production stage from the evaluation and exploration stage and because of the acquisition of the Midas Mine.

Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets and liabilities transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Where the initial accounting for the business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the fair value of assets acquired and liabilities assumed. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and that, if known, would have affected the measurement of the amounts recognized at that date. The measurement period will not exceed one year from the acquisition date.

Revenue recognition: Revenue related to sales of gold and silver is recognized when the significant risks and rewards of ownership have been transferred. This is considered to have occurred when title passes to the buyer pursuant to the related purchase agreement. Revenue is recognized to the extent that it is probable that the Company will receive economic benefits and is measured at the fair value of the consideration received or receivable less any applicable discounts.

Mining taxes and royalties: Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue (net of any allowable deductions).

Inventories: Inventories, which include supplies, in-process and finished goods are valued at the lower of average cost or net realizable value.

•

Supplies inventory: Supplies inventory consists of supplies used in mining and milling operations and spare parts. Costs include acquisition, freight and tax. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

•

In-process inventory: In-process inventory consists of ore in stockpiles and ore in circuit in the mill. Costs include all direct costs incurred in production and milling including labor, materials, overhead, depreciation and depletion. Net realizable value is the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

•

Finished goods inventory: Finished goods inventory consists of doré gold and silver bars at the mill or at the third- party refiner and refined metal that is still under ownership of the Company. Costs include all costs of in-process inventory plus any additional refining costs incurred.

Borrowing costs: Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•	expenditures for the qualifying asset are being incurred;
•	borrowing costs are being incurred; and,
•	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expenses in the period in which they are incurred.

All other borrowing costs are expensed in the period in which they are incurred.

Significant estimates and judgments

The preparation of these consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates.

Significant areas where judgment is applied apart from those involving estimates are:

Reclassification of evaluation and exploration assets: The Company reclassifies assets from exploration and evaluation to production assets once recovery of the resource is deemed economically viable and technically feasible. At this point, the asset is tested for impairment then reclassified to mineral properties, plant and equipment.

Obligations under gold purchase agreement: Management determined the obligation to deliver gold within the gold purchase agreement is subject to the ‘own use’ scope exception under IAS 39 which represents a significant judgment.

The judgment is based on the fact that the Company has the ability, and management has the intention, to deliver gold to meet this requirement.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Fair value of assets and liabilities acquired in an acquisition: In the determination of the fair value of assets and liabilities acquired through an acquisition accounted for as a business combination, management makes certain judgments and estimates regarding mineral reserves or resources, commodity prices, economic lives, reclamation costs and discount rates, among others. Due to the complex nature of the valuation process, information may become available following the initial determinations that could change the provisional measurement of assets and liabilities acquired.

The Company used a discounted cash flow model to estimate the fair value of the mineral property, based on the life-of-mine plans. Expected future cash flows are based on estimates of future production and commodity prices, operating costs, and forecast capital expenditures using the life-of-mine plan as at the acquisition date.

A replacement-cost approach was used to determine the fair value of other property, plant and equipment.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Work-in-process and production costs: The Company makes estimates of the amount of recoverable ounces in work-in- process inventory which is used in the determination of the cost of goods sold during the period. Changes in these estimates could result in a change in carrying value of inventories and mine operating costs in future periods. The Company monitors the recovery of gold ounces from the mill and could use this information to refine its original estimate.

Depletion: The Company uses estimated recoverable gold equivalent ounces as the basis for determining the amortization of mineral properties and certain items of plant and equipment. This results in an amortization charge in the respective period proportionate to the depletion of the related mineral property. Determining the amount of recoverable gold equivalent ounces is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore, among others.

Income taxes: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by a tax authority.

3.	Recent Accounting Pronouncements

The Company has adopted the new and revised standards and interpretations issued by the IASB listed below effective January 1, 2014. These changes were made in accordance with the transitional provisions outlined in the respective standards and interpretations.

Amendment to IAS 32, Financial Instruments: Presentation on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Company’s financial statements.

Amendments to IAS 36, Impairment of Assets (“IAS 36”), on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13, Fair Value Measurement (“IFRS 13”). The amendments did not have a significant effect on the Company’s financial statements.

IFRIC 21, Levies, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37, Provisions. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Company is not currently subjected to significant levies so the impact on the Company is not material.

Annual Improvements 2010-2012 Cycle. In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning on January 1, 2014, and it clarifies in the basis for conclusions that short- term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 had no impact on the Company’s financial statements.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Company.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and FVTPL. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated at FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has yet to assess the full impact of IFRS 9.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4.	Acquisition of Midas

On February 11, 2014, the Company acquired all of the outstanding shares of Newmont Midas Holdings Limited, which indirectly owns the Midas Mine, from Newmont USA Limited, a subsidiary of Newmont Mining Corporation (“Newmont”) (the “Acquisition”). The aggregate purchase price totaled approximately $71.4 million, including 5,000,000 common share purchase warrants issued to Newmont with a 15-year term (note 17(c)), subject to acceleration in certain circumstances, and an exercise price of $2.15. In addition, the Company was required to deposit $31.6 million (US$28.6 million) in reclamation bonds (note 9) to replace Newmont’s surety arrangements with Nevada and federal regulatory authorities.

The Acquisition was financed through the net proceeds of the following:

Equity: The Company completed a private placement on January 9, 2014 of 29.4 million subscription receipts at an issue price of $1.45 per subscription receipt for total gross proceeds of approximately $42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition.

Gold Purchase Agreement: The Company entered into a Gold Purchase Agreement with a subsidiary of Franco-Nevada GLW Holdings Corp. pursuant to which Klondex agreed to sell an aggregate of 38,250 ounces of gold to Franco-Nevada by December 31, 2018 at a pre-paid purchase price of US$33,763 in cash.

Royalty Agreement: The Company granted to a subsidiary of Franco-Nevada a 2.5% NSR royalty on the Fire Creek and Midas properties in consideration for the payment of an aggregate of US$1,236 in cash. Monthly royalty payments will commence in 2019, after the scheduled gold deliveries under the gold purchase agreement are completed. The receipt of the proceeds of the NSR was accounted for as a reduction to mineral properties.

Debt: The Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders.

The Company accounted for the acquisition as a business acquisition with the purchase price allocated to the identifiable assets and liabilities acquired as presented below. During the years ended December 31, 2014 and 2013, the Company incurred costs of $2,257 and $804, respectively, related to the acquisition which have been expensed.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Purchase price
Cash	$63,670
Warrants	6,500
$70,170

Net assets acquired
Inventory	$2,044
Prepaid State of Nevada net proceeds tax	3,028
Mineral properties	22,345
Plant and equipment	61,319
Reclamation liability	(17,249)
Deferred tax liability	(1,317)
$70,170

5.	Receivables

	December 31,	December 31,
	2014	2013
Reclamation bond collateral (note 25)	$3,510	$-
Others	297	49
	$3,807	$49

6.	Inventories

	December 31,	December 31,
	2014	2013
Supplies	$1,661	$-
Stockpile	6,265	-
In-process	6,086	-
Finished goods	11,067	-
	$25,079	$-

Cost of inventories recognized as an expense in cost of sales for the sale of gold and silver for the year ended December 31, 2014 was $85,649.

7.	Prepaid Expenses and Others

	December 31,	December 31,
	2014	2013
State of Nevada net proceeds tax	$3,182	$-
Others	1,589	273
	$4,771	$273

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

8.	Mineral Properties, Plant and Equipment

			Exploration
			and
	Mineral	Plant and	evaluation
	properties	equipment	assets	Total
Cost
Balance at January 1, 2014	$-	$3,766	$93,421	$97,187
Acquisition of Midas (note 4)	22,345	61,319	-	83,664
Additions	26,735	3,117	919	30,771
Increase to decommissioning liability	-	1,480	-	1,480
Recoveries from the sale of gold	(4,596)	-	-	(4,596)
Reclassifications	94,340	-	(94,340)	-
Foreign exchange	11,002	3,233	-	14,235

Balance at December 31, 2014	149,826	72,915	-	222,741

Accumulated depreciation and depletion
Balance at January 1, 2014	-	1,612	-	1,612
Additions	24,021	7,788	-	31,809
Disposals	-	-	-	-
Foreign exchange	1,296	359	-	1,655
Balance at December 31, 2014	25,317	9,759	-	35,076

Net book value at December 31, 2014	$124,509	$63,156	$-	$187,665

			Exploration
			and
	Mineral	Plant and	evaluation
	properties	equipment	assets	Total
Cost
Balance at January 1, 2013	$-	$1,702	$69,471	$71,173
Acquisition of Midas	-	-	-	-
Additions	-	1,870	27,071	28,941
Recoveries from the sale of gold	-	-	(8,428)	(8,428)
Reclassifications	-	-	-	-
Foreign exchange	-	194	5,307	5,501

Balance at December 31, 2013	-	3,766	93,421	97,187

Accumulated depreciation and depletion
Balance at January 1, 2013	-	650	-	650
Additions	-	895	-	895
Disposals	-	-	-	-
Foreign exchange	-	67	-	67
Balance at December 31, 2013	-	1,612	-	1,612

Net book value at December 31, 2013	$-	$2,154	$93,421	$95,575

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

9.	Reclamation Bonds

	December 31,	December 31,
	2014	2013
Midas	$21,045	$-
Fire Creek	763	446
	$21,808	$446

During 2014, the Company entered into a collateral trust agreement with an insurance company whereby surety bonds totaling US$28,071 (CAD$29,968) were issued to federal and state agencies to replace cash bonds deposited in connection with the acquisition of the Midas Mine. Under the terms of the agreement the Company paid a fee of 1.25% of the total surety bond amount. In July 2014, to the Company received US$7,000 (CAD$7,642) of cash from the surety bonds for the release of collateral.

10.	Accounts Payable and Accrued Liabilities

	December 31,	December 31,
	2014	2013
Trade accounts payable	$10,704	$4,191
Accrued liabilities	2,907	1,643
Interest payable	-	625
	$13,611	$6,459

11.	Related Party Transactions

The Company’s directors and officers are considered key management personnel and their compensation comprises the following:

	December 31,	December 31,
	2014	2013
Salaries, bonuses and fees paid to directors and officers	$1,853	$1,881
Share-based payments to directors and officers	1,510	801
	$3,363	$2,682

12.	Obligations Under Gold Purchase Agreement

On February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation (Franco) for US$33.8 million. Pursuant to the terms, gold deliveries will be made at the end of each month with the first delivery date on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces is complete by December 31, 2018. Per the terms of the agreement, upon an event of default, an amount equal to US$1,250 per ounce undelivered to Franco will be come immediately due and payable. The debt is secured by substantially all the assets of the Company. Minimum scheduled deliveries of gold consisting of equal monthly installments by year per the agreement are as follows:

Year	Ounces
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

The Company has accounted for the agreement as a loan with an embedded derivative that meets the “own use” exception and is therefore not marked to market. The loan is recorded at amortized cost using the effective interest rate method. At December 31, 2014, the current and long-term portions due were $10,278 (US$8,860) and $23,618 (US$20,358), respectively.

Balance at February 11, 2014	$37,224
Issuance costs	(1,249)
Interest expense and accretion of issuance costs	5,857
Reduction in principal (delivery of gold)	(9,702)
Foreign currency loss (note 19)	1,766
Balance at December 31, 2014, net of issuance costs	$33,896

During the year ended December 31, 2014, the Company delivered 6,750 ounces of gold in accordance with the terms of the agreement.

13.	Loans Payable

		December 31,	December 31,
		2014	2013
Senior unsecured loan	(a)	$-	$7,000
Senior secured facility, current portion	(b)	3,664	-
Senior secured facility, long-term portion	(b)	18,613
		$22,277	$7,000

(a)	Senior unsecured loan

On January 4, 2013, the Company completed a $7,000 placement of 9% Senior Unsecured Notes (“Notes”) due January 5, 2015, which were issued to investors at 98.0% of the principal amount. Investors in the Notes offering received a total of 525,000 warrants, each entitling the purchase of one common share at a price of $1.55 for a period of 18 months following their date of issue.

The Company had the option to repay the loan early at an amount of 102.5% plus any unpaid accrued interest. At December 31, 2013, the Company accelerated the accretion of all warrants and borrowing costs and reclassified the full face value of the Notes ($7,000) as a current liability. On February 11, 2014, the Company paid the loan in full, including the 2.5% penalty for early repayment.

(b)	Senior secured facility

On February 11, 2014 the Company completed a private placement of units consisting of $25 million aggregate principal amount of 11.0% senior secured notes due August 11, 2017 and 3,100,000 common share purchase warrants with a three-year term and an exercise price of $1.95 to a syndicate of lenders. See note 17(c) for additional information regarding the warrants. The Company is required to make principal payments of $4 million per year payable in equal monthly installments beginning in January 2015. Interest is payable monthly throughout the life of the debt. The debt is secured by substantially all the assets of the Company.

Principal amount at February 11, 2014	$25,000
Discount and issuance costs	(3,644)
Accretion of discount and issuance costs during 2014	921
Balance at December 31, 2014, net of discount and issuance costs	$22,277

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

The Company has the option to repay the loan at any time on or after February 11, 2015 subject to repayment penalties as listed below:

Date	Redemption penalty
February 11, 2015 to February 10, 2016	4%
February 11, 2016 to February 10, 2017	2%
February 11, 2017 to August 11, 2017	No penalty

14.	Derivative Liability Related to Gold Supply Agreement

On March 31, 2011 the Company entered into a gold supply agreement. Pursuant to this agreement the Company grants the buyer the right to purchase refined gold bullion during the term of the agreement from the Fire Creek Project for the five year period starting from the last day of February 2013. If the Fire Creek Project has not produced an aggregate of 150,000 ounces by February 28, 2018 the term will be extended until an aggregate of 185,000 ounces have been produced. The purchase price is the average settlement price of gold on the London Bullion Market Association, PM Fix for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount is applicable through February 29, 2016. If the price per ounce is less than US$900 at any time the discount will be nil.

During the year ended December 31, 2014, the Company received US$34,840 for 27,528 ounces of gold delivered under the agreement.

The Company has classified this agreement as a derivative instrument measured at fair value. At the years ended December 31, 2014 and 2013, the current and long-term derivative values were $1,495 and $3,578, $nil and $8,763, respectively. During the year ended December 31, 2014, the Company recorded a gain on the change in fair value of the derivative of $3,671 (2013 – loss of $8,763).

15.	Decommissioning Provision

The Company’s decommissioning provision is the result of drilling activities, underground tunneling, and other mine development activities at the Fire Creek and Midas properties. The Company estimated its decommissioning provision at December 31, 2014 based on a risk-free discount rate of 2.17% (2013 – 3.10%) and an inflation rate of 1.62% (2013 - 1.46%). Decommissioning is expected to begin in 2019 for Fire Creek and 2023 for Midas.

	December 31,	December 31,
	2014	2013
Balance at beginning of period	$1,194	$594
Acquisition of Midas (note 4)	17,249	-
Change in provision	1,480	584
Accretion	509	16
Foreign exchange	1,010	-
Balance at end of period	$21,442	$1,194

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

16.	Income Tax

The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these consolidated income statements:

(a)	Income tax expense included in the statement of income (loss) is as follows:

	December 31,	December 31,
	2014	2013
Current income tax expense	$3,360	$-
Deferred income tax expense	4,289	-
	$7,649	$-

(b)	The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	December 31,	December 31,
	2014	2013
Income (loss) before income taxes	$25,950	$(14,121)
Canadian federal and provincial income tax rate	26.00%	25.75%
Income tax expense (recovery) based on Canadian federal and provincial income tax rates	6,747	(3,636)
Increase (decrease) attributable to:
Effects of different foreign statutory tax rates on earnings of subsidiaries	859	(1,045)
State income tax expense	2,872	-
Permanent differences	1,753	538
Use of losses not previously recognized	(4,642)	-
Change in deferred tax assets not recognized	60	4,143
Income tax expense	$7,649	$-

(c)	The significant components of the Company’s deferred income tax assets (liabilities) as at December 31 are as follows:

	December 31,	December 31,
	2014	2013
Deferred income tax assets
Non-capital and capital losses carryovers	$5,413	$13,107
Asset retirement obligations	6,986	202
Derivatives	1,775	3,061
Shares based compensation	766	233
Other	4,528	672
	19,468	17,275
Deferred income tax assets not recognized	(6,302)	(8,962)
	13,166	8,313
Deferred income tax liabilities	(18,838)	(8,313)
Net deferred income tax liabilities	$(5,672)	$-
Comprised of the following:
Deferred tax asset	$306	$-
Deferred tax liability	$(5,978)	$-

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

On the statement of the financial position, deferred tax assets and liabilities have been offset where they related to income taxes within the same taxation jurisdiction and where the Company has the legal right and intend to offset.

As at December 31, 2014, the Company and its subsidiaries had available Canadian operating loss carry forwards of $13,457 which expire between the years 2015 and 2034 and U.S. operating loss carry forwards of $5,733 which expire between 2019 and 2032.

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management’s assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as at December 31, 2014.

17.	Share Capital

a)	Common shares: unlimited common shares with no par value

b)	Issued and outstanding share capital

	Number of shares	CAD
Balance at December 31, 2012	64,361,461	$92,086
Short form prospectus, net of issuance costs	14,200,000	17,972
Shares issued for executive compensation	64,830	78
Stock options exercised	120,000	167
Warrants exercised	1,000,000	1,293
Balance at December 31, 2013	79,746,291	$111,596
Common shares issued, net of issuance costs	37,450,000	55,405
Shares issued for executive compensation	483,025	410
Stock options exercised	525,768	873
Warrants exercised	9,124,116	16,008
Balance at December 31, 2014	127,329,200	$184,292

In connection with the Midas Acquisition in February 2014, the Company closed a private placement offering of subscription receipts for 29.4 million common shares. Each subscription receipt was issued at a purchase price of $1.45 and was converted into one common share of the Company. The Company received proceeds from the transaction of $40.5 million, net of transaction costs of $2,130.

On July 30, 2014, the Company completed a bought deal public offering (the “Offering”) for aggregate gross proceeds of $16.1 million. Under the Offering, the Company issued and sold 8,050,000 common shares, which included an over-allotment of 1,050,000 common shares, at a price of $2.00 per common share. The underwriters received a total of $665 cash commission, representing 5% of the gross proceeds of the Offering, excluding $2.8 million from subscriptions by purchasers on the president's list. As additional compensation, the Company granted the underwriters an aggregate of 266,000 compensation warrants, being an amount equal to 4% of the number of common shares sold, excluding the 1,400,000 common shares sold to purchasers on the president's list. The compensation warrants are exercisable at $2.25 per compensation warrant and may be exercised at any time during a period of 24 months following the closing date. See note 17(c) for additional information regarding the warrants.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

c)	Contributed Surplus

a.	Warrants outstanding

A summary of the Company’s share purchase warrants activity is presented below:

		Weighted
	Number of	average
	warrants	exercise price
Outstanding and exercisable at December 31, 2012	17,105,849	$2.39
Financing
Warrants issued for bridge loan agreement	1,000,000	1.21
Warrants issued for Senior Unsecured Debt	525,000	1.55
Brokers’ warrants for Short-form Prospectus	568,000	1.43
Warrants exercised	(1,000,000)	1.21
Warrants expired	(5,330,700)	3.50
Brokers’ warrants expired	(564,084)	2.50
Outstanding and exercisable at December 31, 2013	12,304,065	$1.80
Financing
Warrants issued with private placement offering	1,176,000	1.55
Warrants issued for Senior Secured Debt	3,100,000	1.95
Warrants issued for Acquisition of Midas (note 4)	5,000,000	2.15
Warrants issued for Short Form Prospectus	266,000	2.25
Warrants exercised	(9,124,116)	1.69
Warrants expired	(966,823)	1.75
Outstanding and exercisable at December 31, 2014	11,755,126	$2.24

A summary of the Company’s outstanding warrants at December 31, 2014 is presented below:

		Weighted
	Number of	average	Weighted	Number of
Exercise price	warrants	remaining	average exercise	warrants	Weighted
per share	outstanding	contractual life	price	exercisable	average life
$1.00 - $1.49	525,826	0.80	$1.43	525,826	0.80
$1.50 - $1.99	4,263,300	1.69	$1.84	4,263,300	1.69
$2.00 - $2.49	5,566,000	12.98	$2.17	5,566,000	12.98
$2.50 - $3.00	1,400,000	0.27	$2.76	1,400,000	0.27
$1.00 - $3.00	11,755,126	6.83	$2.24	11,755,126	6.83

The average fair value of each warrant issued is estimated on the issue date using the Black-Scholes option-pricing model with the following weighted average assumptions during the year ended December 31:

	2014	2013

Estimated life in years	9.14	1.20
Risk free interest rate	1.98%	1.14%
Volatility	45.50%	46.36%

The estimated volatility was determined based on the historical share price volatility over the estimated life of the warrants.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

b.	Option Plan Shares

The Company has adopted a Share Incentive Plan (the “Plan”) governing the grant of options under the share option plan (the "Option Plan") and the grant of common shares under the share compensation plan (the "Share Compensation Plan"), in each case to eligible participants, which can include directors, officers, employees and service providers of the Company. The Option Plan provides that the aggregate number of common shares issuable pursuant to options granted under the Option Plan may not exceed 15% of the outstanding common shares at the time common shares are reserved for issuance as a result of the grant of an option, less (i) any common shares reserved for issuance under the share options granted under share compensation arrangements other than the Plan and (ii) any common shares reserved under the Share Compensation Plan. Options granted under the Plan will have a maximum term of ten years. The exercise price and vesting terms of options granted under the Option Plan are determined by the Board and set out in each option grant letter, provided that the exercise price of options granted under the Plan will not be less than the Volume Weighted Average Price ("VWAP") of the common shares for the 5 trading days prior to the date of grant. The aggregate number of common shares reserved for issuance to insiders under the Plan and all other share compensation arrangements, in the aggregate, shall not exceed 10% of the number of outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the Plan and all other share compensation arrangements, in the aggregate, shall not exceed 10% of the outstanding common shares.

A summary of the Company’s stock options activity is presented below:

		Weighted
		average
	Number of options	exercise price

Outstanding at December 31, 2012	4,694,896	$1.34
Options granted	3,174,708	1.42
Options exercised	(120,000)	0.88
Options expired	(418,000)	1.41
Options cancelled	(1,850,846)	1.28
Outstanding at December 31, 2013	5,480,758	1.41
Options granted	5,318,063	1.95
Options exercised	(525,768)	1.24
Options forfeited	(182,698)	1.64
Outstanding at December 31, 2014	10,090,355	$1.70

A summary of the Company’s outstanding and exercisable stock options at December 31, 2014 is presented below:

		Weighted
	Number of	average	Weighted	Number of
Exercise price	options	remaining	average exercise	options	Weighted
per share	outstanding	contractual life	price	exercisable	average life
$1.00 - $1.49	2,856,792	1.70	$1.30	2,554,151	1.76
$1.50 - $1.99	4,202,500	2.49	$1.36	1,600,833	1.46
$2.00 - $2.49	2,906,063	4.51	$2.05	968,688	4.51
$2.50 - $3.00	125,000	1.03	$2.53	125,000	1.03
$1.00 - $3.00	10,090,355	2.83	$1.70	5,248,672	2.42

Total share-based compensation expense related to the share option plan incurred during the years ended December 31, 2014 and 2013, were $2,473 and $1,174, respectively. The weighted average share price on date of exercise during the years ended December 31, 2014 and 2013, were $1.99 and $0.88, respectively.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

The average fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions, during the years ended December 31:

	2014	2013

Estimated life in years	3.36	3.00
Risk free interest rate	1.31%	1.22%
Volatility	48.24%	49.76%
Forfeiture rate	-	-

c.	Share Compensation Plan

The Share Compensation Plan provides for, at the discretion of the Board, the issuance for no cash consideration of common shares, as a discretionary bonus, an employment inducement or general compensation, subject to such provisions and restrictions as the Board may determine, to eligible participants, which can include directors, officers, employees and service providers of the Company. The maximum number of common shares for the share compensation plan shall not exceed 1,288,482. The aggregate number of common shares reserved for issuance to insiders under the Plan and all other share compensation arrangements, in the aggregate, shall not exceed 10% of the number of outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the Plan and all other share compensation arrangements, in the aggregate, shall not exceed 10% of the outstanding common shares.

A summary of the Company’s share compensation activity is presented below:

		Number of shares		Unvested shares
Grant date	CAD Share price	issued	Vested	outstanding
January 09, 2014 (1)	1.63	15,525	5,175	10,350
April 28, 2014 (1)	1.90	20,000	6,667	13,333
July 21, 2014 (2)	2.09	230,000	-	230,000
July 31, 2014 (2)	2.04	217,500	-	217,500
		483,025	11,842	471,183

(1)	Vesting schedule: one-third at grant date, one-third at first year anniversary and one-third at second year anniversary. Incentive shares were granted to executives during January and April 2014.
(2)	Vesting schedule: one-third at first year anniversary, one-third at the second year anniversary and one-third at third year anniversary

Total share-based compensation expense related to the share compensation plan incurred during the years ended December 31, 2014 and 2013 were $410 and $78, respectively.

18.	Finance Charges

	December 31,	December 31,
Finance Charges	2014	2013
Obligations under gold purchase agreement (note 12)	$5,857	$-
Senior secured facility (note 13)	3,396	-
Accretion of decommissioning provisions (note 15)	509	-
Other interest expense and income	(79)	-
	$9,683	$-

In 2013, finance charges were capitalized to the Fire Creek project.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

19.	Foreign Currency Gain (Loss)

	December 31,	December 31,
	2014	2013
Foreign currency loss on obligation under gold purchase agreement	$(1,766)	$-
Other foreign exchange gains	10,739	-
	$8,973	$-

20.	Weighted Average Shares Outstanding

	December 31,	December 31,
	2014	2013
Basic weighted average shares outstanding	115,481,622	66,240,800
Dilution adjustments:
Stock options(1)	1,422,539	-
Warrants(1)	1,005,310	-
Diluted weighted average shares outstanding	117,909,471	66,240,800

(1)	The impact of dilutive stock options and warrants was determined using the Company’s average share price for the year ended December 31, 2014 of $1.91. In 2013, there were no dilutive securities.

21.	Supplemental Cash Flow Information

The following significant non-cash financing transactions were recorded:

	December 31,	December31,
	2014	2013
Financing activities
Warrants issued with private placement offering	$507	$-
Warrants issued with senior debt (note 13)	1,754	341
Warrants issued on Midas acquisition (note 4)	6,500	-
Warrants issued for short-form prospectus	106
Shares issued for executive compensation	410	78

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

22.	Segment Information

Following the acquisition of Midas and the advancement of Fire Creek into operations under the bulk sample permit, the

Company’s operations are now organized into three segments, the results of which are regularly reported to the Company’s Chief Executive Officer. The Company identified reportable segments as any operating unit that has total revenue, earnings, losses, or assets that exceed 10% of the total consolidated revenue, earnings, losses, or assets. The table below summarizes the segment information:

			Corporate
	Fire Creek	Midas	and other	Total
Year ended December 31, 2014
Revenue	$80,648	$41,045	$-	$121,693
Production costs	27,856	32,129	-	59,985
Depreciation and depletion	20,334	5,330	-	25,664
Gross profit	32,458	3,586	-	36,044
General and administrative expenses	337	337	9,279	9,953
Income (loss) from operations	$32,121	$3,249	$(9,279)	$26,091
Capital expenditures	$12,134	$17,528	$1,109	$30,771
Total assets at December 31, 2014	$114,452	$152,363	$29,391	$296,206

During the year ended December 31, 2014, Fire Creek recorded a total of $2,011 related to mill depreciation transferred from the Midas mine and ore milling facility.

			Corporate
	Fire Creek	Midas	and other	Total
Year ended December 31, 2013
Revenue	$-	$-	$-	$-
Production costs	-	-	-	-
Depreciation and depletion	-	-	-	-
Gross profit	-	-	-	-
General and administrative expenses	-	-	4,614	4,614
Income (loss) from operations	$-	$-	$(4,614)	$(4,614)
Capital expenditures	$28,941	$-	$-	$28,941
Total assets at December 31, 2013	$97,098	$-	$12,754	$109,852

23.	Financial Instruments

a)	Credit risk

Credit risk arises from the non-performance by counter parties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. The Company manages credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the Company’s financial assets.

b)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: commodity price risk, interest rate risk and currency risk. Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments.

Price risk
The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of mineral products it produces.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations.

At December 31, 2014, the Company was not subject to or exposed to any material interest rate risk. See note 13 for interest rates on loans outstanding.

Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The

Company manages this risk through management of its capital structure. Based on management’s and the Board of Director’s review of ongoing operations, the Company may revise the timing of capital expenditures, is sue equity and/or pursue other loan facilities.

The Company’s current assets exceed current liabilities by approximately $56.0 million at December 31, 2014. The Company enters into contractual obligations in the normal course of business operations. Management believes the

Company’s requirements for capital expenditures, working capital and ongoing commitments can be financed from existing cash, from gold and silver sales from operations and by acquiring new loans or issuing equity.

d)	Fair value hierarchy

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

i.	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
ii.	Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
iii.	Level 3 – Input for assets and liabilities that are not based on observable market data.

At December 31, 2014, the Company had a derivative instrument classified as a liability in the consolidated statements of financial position of $5,073. The derivative falls within level 2 of the fair value hierarchy. See note 14 for additional information regarding the valuation techniques and inputs used in determining the fair value of the derivative.

Financial instruments that are not measured at fair value on the statement of financial position are cash, receivables, reclamation bonds, accounts payable and loans payable.

PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD • 2014 FINANCIAL STATEMENTS & NOTES

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)

24.	Contingencies

During the year ended December 31, 2012, two directors of the Company resigned and the controller/secretary of the US subsidiary was terminated for cause. Subsequent to the directors’ resignations, the Company determined that each individual breached certain duties and would be terminated for cause retroactive to June 27, 2012. Accordingly, certain termination benefits of $1,048, which may have been payable under the employment contracts, have not been recorded in the accounts at December 31, 2014. Two of the former directors and the controller/secretary filed claims against the Company for severance benefits and to reinstate their stock options. The outcome of the claims cannot be determined at this time.

25.	Subsequent Events

On January 5, 2015 the Company received US$3,029 in cash from the release of collateral funds related to surety bonds of the Midas mine and ore milling facility.

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